Mitchell S. Nussbaum of Loeb & Loeb LLP 345 Park Avenue New York, NY 10154-1895	Direct 212.407.4159 Main 212.407.4000 Fax 212.407.4990 mnussbaum@loeb.com

July 7, 2008

David L. Orlic, Special Counsel Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549 Mail Stop 4561

Re:	Intelli-Check-Mobilisa, Inc. Registration Statement on Form S-3 Filed May 30, 2008 File No. 333-151302 Form 10-Q for the quarterly period ended March 31, 2008 Filed May 15, 2008 File No. 000-50296

Dear Mr. Orlic:

On behalf of our client, Intelli-Check - Mobilisa, Inc., a Delaware corporation (the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”) one complete electronic version of Amendment No. 1 (“Amendment No. ”) on Form S-3 to the Company’s Registration Statement (No. 333-151302) (the “Registration Statement”), which includes only Part II of the Registration Statement and the specified exhibits. By Federal Express, the Company is furnishing the Commission’s staff (the “Staff”) with three marked courtesy copies of Amendment No. 1 and all exhibits filed therewith.

Amendment No. 1 responds to certain comments provided to the Company by the Staff

In order to facilitate your review of Amendment No. 1, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the marked copy of Amendment No. 5.

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Comment Number	Comment and Response

Form S-3

General

1.
You are registering for resale a significant number of recently acquired shares of common stock on behalf of Nelson Ludlow and Bonnie Ludlow, who appear to be affiliates of the company. In your response letter, please tell us what percentage of the currently outstanding shares are being offered for resale under your registration statement by affiliates, and explain the basis on which you conclude that the offering of shares owned by these affiliates does not involve a primary offering by the issuer. In particular, please provide a reasoned analysis of your belief that the offering by the company’s affiliates is not “by or on behalf of the registrant,” within the meaning of General Instruction I.B.6 to Form S-3. Consider whether your registration statement should be revised to identify the selling shareholders who are affiliates of the company as underwriters, and tell us your analysis as to applicability to your offering of the limitations contained in General Instruction I.B.6.

As disclosed in the registration statement, Nelson Ludlow is the Chief Executive Officer and a director of the Company and Bonnie Ludlow is an officer and director of the Company. Both are therefore affiliates of the Company. Dr. and Mrs. Ludlow are the only affiliates of the Company included in the registration statement (David Ludlow is Dr. Ludlow’s father and is not currently employed by the Company and each of the other selling stockholders are former employees of the Company). Approximately 49.1% of the Company’s currently outstanding shares are being registered for sale by Dr. and Mrs. Ludlow.

The Company does not believe that the offering should be considered a primary offering by the Company. The shares being registered for resale were issued to the selling stockholders in connection with the acquisition of Mobilisa, Inc. by Intelli-Check, Inc. in March 2008. Although all the shares issued to Dr. and Mrs. Ludlow in March 2008 are being registered for resale, as disclosed on page 20 of Amendment No.1, in March 2008 each of Dr. and Mrs. Ludlow entered into a lock-up agreement with the Company pursuant to which they each agreed (i) not to sell any of their shares until September 14, 2008 (six months after the shares were acquired), and (ii) between September 14, 2008 and March 14, 2009 (one year after the shares were acquired) not to sell more than 3% of their respective holdings of the Company’s common stock (1.5% of the Company’s outstanding common stock). Since Dr. and Mrs. Ludlow would not be able to sell more than 1.5% of the Company’s outstanding shares of the Company’s common stock prior to March 14, 2009 pursuant to the lock-up provisions, these agreements provide evidence that Dr. and Mrs. Ludlow have no intention to distribute the securities they acquired in March 2008 either for themselves or on behalf of the issuer. In addition, Dr. and Mrs. Ludlow have purchased approximately 10,300 shares of the Company’s common stock in the open market over the last five weeks. Since any subsequent sale in a six month period would result in a violation of Section 16(b) of the Securities Exchange Act of 1934, as amended, such purchases are further evidence of Dr. and Mrs. Ludlow’s intention not to distribute the shares being registered pursuant to the registration statement. Finally, given that the average daily trading volume of the Company’s common stock for three months prior to the date of this letter is approximately 14,000 shares, Dr. and Mrs. Ludlow would not be able to sell a significant number of shares without a negative impact on the Company’s common stock, which is further evidence of the unlikelihood of Dr. and Mrs. Ludlow distributing the Company’s securities. Since the vast majority of the shares to be resold by Dr. and Mrs. Ludlow may not be sold by them until one year after the shares were acquired by them, and will not provide any benefit to the Company upon their sale (i.e., the Company will not receive a portion of the proceeds of the sale of its common stock by Dr. and Mrs. Ludlow), the resale of the shares should not be considered a primary offering by the Company.

Section 2(a)(10) of the Securities Act of 1933, as amended, defines an underwriter as being “any person who has purchased from the issuer with a view to, or offers or sells for an issuer in connection with the distribution of, any security.” Since Dr. and Mrs. Ludlow do not intend to distribute the Company’s common stock (as evidenced by their inability to sell 97% of the shares owned by them until March 14, 2009 pursuant to lock-up agreements entered into by them with the Company, their recent purchases of Company common stock and the limited trading volume of the Company’s securities), they should not be considered underwriters under the Securities Act of 1933, as amended.

Since, as discussed above, the resale of the securities is not an offering by the Company, General Instruction I.B.6 of Form S-3 is not applicable.

Incorporation of Certain Documents by Reference, page 20

2.	You have not incorporated by reference the Form 8-K filed on March 5, 2008. Please advise. See Item 12(a)(2) of Form S-3.

The Form 8-K filed on March 5, 2008 was inadvertently omitted from the initial filing. It is included on page 20 of Amendment No. 1.

Part II

Item 17, Undertakings, page II-2

3.
Please provide the complete undertaking required by Item 512(a)(1) of Regulation S-K. The proviso you include in this undertaking is not consistent with the corresponding proviso appearing in Item 512(a)(1). Also, you have not provided the undertaking required by Item 512(a)(5)(i) or, in the alternative, Item 512(a)(5)(ii).

The undertakings have been revised in accordance with the Staff’s comments.

Signatures

4.
Your Form S-3 must be signed by your controller or principal accounting officer. See Instruction 1 to Signatures in the Form S-3. If one person acts in several different capacities, indicate on the signature page of your next amendment all of the capacities in which the person is signing the Form S-3.

Peter Mundy, the Company’s Chief Financial Officer, is also the Company’s principal accounting officer. Amendment No. 1 has been revised to clarify that Mr. Mundy is both the principal accounting and financial officer.

Form 10-Q for the Quarterly Period ended March 31, 2008

Item 4. Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures, page 21

5.
Your disclosure does not appear to fully address whether your disclosure controls and procedures, as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, are effective. The rule requires that the disclosure controls and procedures be “designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act…is recorded, processed, summarized and reported, within the time frames specified in the Commission’s rules and forms,” and that they also be designed to ensure that “information required to be disclosed by an issuer…is accumulated and communicated to the issuer’s management…as appropriate to allow timely decisions regarding required disclosure.” Please confirm, if true, that your disclosure controls and procedures for the relevant period met all of the requirements of Rule 13a-15(e). Additionally, tell us how you intend to comply with this requirement in your subsequent reports by including a complete statement in your controls and procedures section or, alternatively, by referring to the definition contained in Rule 13a-15(e).

The Company has advised us that its disclosure controls and procedures complied with the requirements of Rule 13a-15(e) under the Securities Exchange Act of 1934. The language quoted by the staff was inadvertently omitted from the Quarterly Report on Form 10-Q. In future filings, the Company will use the following language in response to Item 4:

Our management evaluated, with the participation of our Chief Executive Officer and our Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Quarterly Report on Form 10-Q. As of [date] our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, concluded that our disclosure controls and procedures were effective to ensure (i) that information that we are required to disclose in reports that we file or submit under the Securities Exchange Act of 1934 were recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) that information required to be disclosed by us is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure

Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4159.

Sincerely,

/s/ Mitchell S. Nussbaum
Mitchell S. Nussbaum
Loeb & Loeb LLP